Exhibit 99.6
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

10 March 2020

Rio Tinto plc (the Company) announces to the London Stock Exchange the following changes in PDMR share interests in compliance with the EU Market Abuse Regulation. We voluntarily announce these dealings to the Australian Securities Exchange to ensure equivalence of information across our dual listed company structure.

On 9 March 2020, the following directors purchased shares in the Company:

Security	Name of PDMR	Number of shares acquired	Price per share GBP
Rio Tinto plc shares	Simon Henry	500	33.1349
Rio Tinto plc shares	Jakob Stausholm	15,000	33.2444

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404